Exhibit 1.06

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Games Plans to Launch“Bloody Sky” Expansion for its Shaiya MMORPG in China on June 18

SHANGHAI, ATLANTA, — - June 16, 2009 -— CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that on June 18 it expects to start the open beta testing of its “Bloody Sky” expansion pack for Shaiya, its popular free-to-play massively multiplayer online role playing game (MMORPG).

CDC Games’ Bloody Sky (“Xue Se Tian Kong”) expansion pack is expected to add extensive new content to the game such as a new dungeon scene, new monsters, a new 3D battle experience, an enhanced item system so players can upgrade their weapons and equipment, and new skills.

This new content will also allow players to battle with each other across server groups instead of limiting players to battling players from the same server group. Players may also form a team of up to 30 people, up from 7, which we believe will permit smooth cooperation on the battlefield, and thus create a more interactive and social experience.

In China, Shaiya has approximately 20 million registered users. Shaiya is a medieval fantasy-themed “free-to-play, pay-for-merchandise” MMORPG developed by and licensed from the Korean entertainment company, SONOKONG. In addition to its advanced graphics, Shaiya also has music and sound effects produced by a large orchestra and choir. Players can choose to join either the Union of Fury or the Alliance of Light to participate in an epic feud where they can battle monsters or other players, and join with other players to vie for control of the continent.

“Bloody Sky is the first of what is expected to be a series of expansion packs for our games that we intend to launch this year,” said Monish Bahl, CFO of CDC Games. “We believe that the expansion offers exciting new content that will provide many hours of entertainment for gamers. The loyal fans of Shaiya have anxiously awaited this new expansion and we expect to see further improvements in metrics for this game with the launch of the expansion pack, in the coming months.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers a portfolio of diverse and popular MMO online games in China. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the market acceptance of the Shaiya expansion pack, our beliefs regarding our ability to continue with momentum in the popularity of our games, our expectations regarding the success of Shaiya’s expansion pack, our beliefs regarding the factors supporting the anticipated success of Shaiya, our beliefs regarding the appeal, preferences and player acceptance of Shaiya expansion, our ability and intent to launch additional titles and expansion packs in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully Shaiya and other games and expansions; (c) the future growth of the online games industry in China; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) and the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.